UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)


                         Envoy Communications Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002939861
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 0002939861             SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     Not Applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER

   SHARES               1,940,000
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING             1,940,000
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,940,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 0002939861             SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the common shares no par value ("Common Shares") of Envoy Communications Group Inc. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 172 John Street, Toronto, Ontario, Canada M5T 1X5. According to the Issuer's most recent public filing, the Issuer has 19,401,415 shares of Common Shares issued and outstanding.


Item 2.  Identity and Background.

     (a) This Amendment No. 3 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the managing member of the Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"). The Fund maintains its offices at 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson (the "Plan") which also maintains its offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     This Amendment is being filed to disclose Mr. Bronson's receipt on September 20, 2006 of a written response from the Issuer, dated September 14, 2006 (the "September 14th Response"), to Mr. Bronson's August 30, 2006 letter (the "August 30th Letter") to the Board of Directors of the Issuer. A copy of the Response is attached as an Exhibit to this filing. Mr. Bronson is considering possible actions with respect to the Issuer in connection with the matters set forth in the August 30th Letter, however, Mr. Bronson has not determined to take any specific course of action. If Mr. Bronson does determine to take any action with respect to the Issuer, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Mr. Bronson acquired and holds the Common Shares for investment purposes. Mr. Bronson may, directly or indirectly (i) increase or decrease his beneficial ownership of Common Shares or other securities of the Issuer, (ii) sell all or part of his shares of Common Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson does undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,940,000 shares of the Issuer's Common Shares, representing approximately 9.9% of the total shares of Common Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include: (1) 639,202 Common Shares held by Mr. Bronson jointly with his spouse, (2) 615,050 Common Shares held by the Fund, (3) 663,248 Common Shares held by Catalyst and (4) 22,500 Common Shares held by the Plan.

     (c) Note Applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2006

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT


ENVOY Communications Group, Inc.
Letterhead




September 14, 2006

Catalyst Financial, LLC
100 Mill Plain Road
Danbury, Connecticut
USA 06811

Attention:    Steven N. Bronson

Dear Sir:

         We are writing in response to your letter of August 30, 2006 to the Board of Directors of Envoy Communications Group Inc. (the "Board").

         You have raised a number of concerns in your letter, in particular relating to the compensation of certain executives and directors of the Company and the Company's decision to launch Envoy Capital Group. While the Board believes its conduct with respect to the matters referenced in your letter has been appropriate, it takes the concerns of its shareholders seriously. The Board is considering the matters raised in your letter. Accordingly, while the Board is not in a position today to respond to your letter, it will respond within a reasonable period of time.

         With respect to your observation (page 3 of your letter) that no filings have been made by management with the Securities and Exchange Commission, management of tile Company is not subject to the filing requirements you reference, since the Company is a foreign private issuer.

Yours sincerely,

/s/ Hugh Aird

Hugh Aird
on behalf of the Board of Directors